October 17, 2006

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Republic Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Flied March 16, 2006
Forms 10-Q for the Quarters Ended March 31 and June 30, 2006
File No. 0-24649

Dear Mr. Nolan:

The following responses are to the comments contained in your correspondence dated September 21, 2006 for the corporation and filings listed above.

SEC Comment #1

Form 10-K for the Fiscal Year Ended December 31, 2005—Financial Statements—Note 1— Summary of Significant Accounting Policies, page 56

1.                                       We note your risk factor disclosure on page 15 that your “Overdraft Honor” program represents a significant business risk, and if the company terminated the program it would materially impact earnings. We further note your disclosure that under regulatory guidelines, this service is not considered an extension of credit. In future filings, please disclose the following:

•                                          the terms of your overdraft programs, including how you determine the amount of the fees and the length of time over which customers accounts may remain in overdraft;

•                                          whether you charge overdraft fees as a one-time fee per occurrence or based on the passage of time and/or amount of the overdraft;

•                                          how you report the overdrawn balances in your financial statements;

•                                          your basis for including the overdraft fees in noninterest income;

•                                          how you assess collectibility of the overdrawn balances and assessed fees; and

•                                          quantify, either in your financial statement footnotes or MD&A, the total dollar amount of overdrawn accounts as of each balance sheet date and the total amount of overdraft fees assessed during the periods presented.

Refer to the February 18, 2005 Joint Guidance on Overdraft Protection Programs issued by the federal banking regulators and the instructions for Call Report Schedules RI and RC-C. Please provide us with your proposed future disclosure.

Management’s Response to Comment #1:

Overview

The Company assesses two types of fees related to overdrawn accounts, a fixed per item fee and a fixed daily fee for being in overdraft status.  In reviewing our disclosures related to the Overdraft Honor program, we noted that the Company appropriately classified the fixed per item fees (approximately 85% of the total overdraft fees) on the income statement as service charges on deposits, a component of non interest income.  However, the Company misclassified as non interest income the daily fees assessed on overdrawn checking accounts.  The daily overdraft fees should have been included within interest income on loans.  For the six months ended June 30, 2006 these daily overdraft fees totaled $977,000 and for the year ended December 31, 2005 these fees totaled $1.7 million.

Based on our review of SFAS 154, SAB 99 and SAB 108, the Company expects to classify these daily fees in future filings as part of interest income on loans and reclassify prior periods presented in those filings to conform with the current period’s presentation.  Management has also revised its procedures to ensure overdraft fees are appropriately classified in the future.

Listed in Attachment A is an analysis of net interest income as presented in the Company’s filings for the year ended December 31, 2005 and first two quarters of 2006 compared to net interest income as if the fees had been properly classified.  Based on the comparison, we have concluded the reclassification is not material to any prior reporting period.

We have also provided some additional bullet points supporting the Company’s conclusion below.

1)              Neither net income nor earnings per share was affected in any of the Company’s previous filings.  The fees in question were simply misclassified on the income statement.

2)              The misclassifications were consistent and systematic in each of the previous periods presented.  Changes in net interest spread and margin from period to period remained consistent with what they would have been had the fees been properly classified.

3)              Both the dollar amount of the daily fees and their effect on the net interest margin are immaterial to the financial statements.  The daily overdraft fees themselves are less than 3% of net interest income on a quarterly basis, while the effect on the net interest spread and margin is minimal. Also, within the banking industry, certain amounts and ratios are computed to help compare/distinguish one banking entity from another.  The change in any one period related to the reclassification would not have changed Republic’s relative comparison to peer.  Therefore, the Company believes the misclassification would not cause any current or future investor to look at the Company any differently.

Future Disclosure

Risk Factors

As modified as appropriate to reflect our actual results, we propose the following Risk Factor disclosure in our 12/31/2006 Form 10-K:

The Company’s “Overdraft Honor” program represents a significant business risk, and if the Company terminated the program it would materially impact the earnings of the Company. There can be no assurance that the Company’s regulators, or others, will not impose additional limitations on this program or prohibit the Company from offering the program.

The Company offers an “Overdraft Honor” program, which permits eligible clients to overdraft their checking accounts up to a predetermined dollar amount for the Bank’s customary overdraft fee(s).  Generally, to be eligible for the Overdraft Honor program, clients must qualify for one of the Company’s traditional checking products when the account is opened and remain in that product for 30 days; have deposits of at least $500; and have had no overdrafts or returned deposited items.  Once the eligibility requirements have been met, the client is eligible to participate in the Overdraft Honor program.  If an overdraft is made by the client, the Company may pay the overdraft, at its discretion, up to $500 (an account in good standing after two years is eligible for up to $750).  Under regulatory guidelines, clients utilizing the Overdraft Honor program may remain in overdraft status for no more than 45 days.  Generally, an account that is overdrawn for 60 consecutive days is closed and the balance is charged off.

Overdraft balances from deposit accounts, including those overdraft balances resulting from the Company’s Overdraft Honor program, are recorded as a component of loans on the Company’s balance sheet.

The Company assesses two types of fees related to overdrawn accounts, a fixed per item fee and a fixed daily charge for being in overdraft status.  The per item fee for this service is not considered an extension of credit, but rather is considered a fee for paying checks when sufficient funds are not otherwise available.  As such, it is classified on the income statement in “service charges on deposits” as a component of non interest income along with per item fees assessed to clients not in the Overdraft Honor program.  A substantial majority of the per item fees in service charges on deposits relates to clients in the Overdraft Honor program.  The daily fee assessed to the client for being in overdraft status is considered a loan fee and is thus included in interest income on loans.

The Company earns a substantial majority of its fee income related to this program from the per item fee it assesses its clients for each insufficient funds check or electronic debit presented for payment.  Both the per item fee and the daily fee assessed to the account resulting from its overdraft status, if computed as a percentage of the amount overdrawn, result in a high rate of interest when annualized and are thus considered excessive by some consumer groups.   The total per item fees included in service charges on deposits for the year ended December 31, 2006, 2005 and 2004 were $      million, $ 9.9 million and $8.6 million.  The total daily overdraft charges

included in interest income for the years ended December 31, 2006, 2005 and 2004 were $      million, $1.7 million and $1.5 million.  Additional limitations or elimination, or adverse modifications to this program, either voluntary or involuntary, would significantly reduce Company earnings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the Critical Accounting Policies and Estimates section of our MD&A in the 12/31/2006 Form 10-K, we propose to add a reference to our overdraft program (reflected as the underlined phrase in the excerpt below) to indicate that management evaluates its allowance for loan losses related to the overdraft program in a similar manner to that used for the other parts of the loan portfolio:

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Allowance for Loan Losses — (Excerpt)

Republic maintains an allowance for probable incurred credit losses inherent in the Company’s loan portfolio, which includes overdrafts.  Management evaluates the adequacy of the allowance for loan losses on a monthly basis and presents and discusses the analysis with the Audit Committee and the Board of Directors on a quarterly basis.  Management estimates the allowance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower capacity, estimated collateral values, economic conditions, regulatory requirements and guidance and various other factors.  While management estimates the allowance for loan losses, in part, based on historical losses within each loan category, estimates for losses within the commercial and commercial real estate portfolio are more dependent upon credit analysis and recent payment performance. Allocations of the allowance may be made for specific loans or loan categories, but the entire allowance is available for any loan that may be charged off.  Loan losses are charged against the allowance at the point in time management deems a loan uncollectible.

RESULTS OF OPERATIONS

In the Results of Operations—Non Interest Income section of our MD&A in the September 30, 2006 Form 10-Q, 12/31/2006 Form 10-K and subsequent periodic filings, so long as material, we propose to add a quantitative reference to the per item overdraft charges of our overdraft program.  By way of example, the 12/31/2005 Form 10-K would have included the underlined sentence in the excerpt below:

Non interest income

Service charges on deposit accounts increased 16% during 2005 compared to 2004.  The increase was due primarily to growth in the Company’s checking account base supported by the Bank’s “Overdraft Honor” program, which permits selected clients to overdraft their accounts up to a predetermined dollar amount up to a maximum of $750 for the Bank’s customary overdraft fee.  The Company also increased its per item fee by 7% in August 2005.  Included in service charges on deposits are per item fees of $9.9 million for 2005 and $8.6 million for 2004.  The total number of accounts eligible for the “Overdraft Honor” program increased to 55,000 at December 31, 2005 from 49,000 at December 31, 2004.  Additionally, the Company’s total number of checking accounts, exclusive of commercial accounts, increased 8% from 60,000 at December 31, 2004 to over 65,000 at December 31, 2005.

FINANCIAL STATEMENTS
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the 9/30/2006 Form 10-Q, the 12/31/2006 Form 10-K and the 1st and 2nd quarter 2007 Forms 10-Q, we propose reclassification disclosure similar to the following:

Reclassifications —In prior period financial statement filings, the Company classified daily overdraft fees within service charges on deposits along with per item overdraft fees.  In 2006, the Company reclassified daily overdraft fees into loan fees, which is included as a component of interest income on loans.  All prior period amounts presented have been reclassified to conform to current period presentation.  For the quarter and nine months ended September 30, 2005, the amount of fees reclassified was $460,000 and $1.2 million.

Allowance for Loan Losses — (Excerpt)

In the 12/31/2006 Form 10-K financial statement footnote disclosure, we propose to add a reference to our overdraft program (reflected as the underlined phrase in the excerpt below) to indicate that management evaluates its allowance for loan losses related to the overdraft program in a similar manner to that used for the other parts of the loan portfolio:

The allowance for loan losses is evaluated on a monthly basis by management and is based upon management’s periodic review of the collectibility of the loans, which includes overdrafts, in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as additional information becomes available.

Example Footnote 4 disclosure on balance of overdraft loans:

In the financial statement footnotes in future periodic filings as relevant, we propose to include a line item reference to the balance of overdraft loans at period end similar to the following table provided for in the December 31, 2005 Form 10-K:

4.   LOANS

December 31, (in thousands)	2005	2004

Residential real estate	$1,056,175	$851,736
Commercial real estate	565,970	495,827
Real estate construction	84,850	70,220
Commercial	46,562	36,807
Consumer	34,677	30,999
Overdrafts	852	1,367
Deferred Deposits (“Payday Loans”)	5,779	35,631
Home equity	265,895	267,231
	—	—
Total loans	2,060,760	1,789,818
Less:
Unearned interest income and unamortized fees	104	719
Allowance for loan losses	11,009	13,554
	—	—
Loans, net	$2,049,647	$1,775,545

SEC Comment #2:

Form 10-Q for the Quarterly Period Ended June 30, 2006—Management’s Discussion and Analysis —Noninterest Income, page 34

2.                                       We note your disclosure regarding your first ever securitization of a portion of the RAL portfolio. In future filings, please disclose the following:

•                                          how and when you determine to classify loans to be sold as held-for-sale;

•                                          the general terms and structure of the securitization transaction;

•                                          how you determine that the securitization transaction meets each of the criteria of paragraph 9 of SFAS 140 to qualify for sales accounting treatment;

•                                          the nature of and extent of your continued involvement in the assets securitized;

•                                          your basis for including credit losses in determining the amount of the gain on sale; and

•                                          your basis for recognizing subsequent recoveries as gains on sale.

Please provide us with your proposed future disclosure.

Management’s Response to Comment #2:

The Company began to utilize a securitization structure in 2006 to help ensure that Republic was able to maintain a well-capitalized regulatory capital classification.  Unlike a typical securitization transaction, a securitization for Refund Anticipation Loans (RALs) has a life which substantially begins and ends within the same quarter resulting in a minimal residual amount outstanding at the end of the 1st quarter.  To help clarify the uniqueness of this asset type and provide more detail regarding the program, a few sections are provided below with future disclosures following.

Structure

The Company engages in the origination of RALs through numerous tax preparers across the United States.  The Company will lend up to $8,000 against a tax return refund of which the primary source of repayment for the loan is the refund.  There is no due date specified for the loan other than an agreement by the client that the loan shall be repaid with the proceeds from the taxpayer’s income tax refund. The refunds are usually received from the government within 9 to 15 days.  A substantial majority of the RAL transactions occur from January 15th to March 1st of each year.  Eligible RALs are classified as loans held for sale upon origination and sold into the securitization.  The Company’s continuing involvement in loans sold into the securitization is limited to only servicing of the loans.

The Company established a two step structure to handle the sale of the assets to investors.  In the first step, a sale agreement provides for TRS RAL Funding LLC (TRS RAL LLC), a Special Purpose Entity, to purchase the assets from Republic Bank and Trust Company (a subsidiary of the Company) as Originator and Servicer. TRS RAL LLC is wholly owned by the Company.  In the second step, a sale and administration agreement is entered into by and among TRS RAL LLC; Amsterdam Funding Corporation (AFC) as conduit investor and Qualified Special Purpose Entity; and ABN AMRO Bank N.V. (ABN) as Administrative Agent, Conduit Agent, and Committed Purchaser.

Sale Treatment

Under Statement 140 a transfer of financial assets is accounted for as a sale if the transferor surrenders control over those financial assets and receives consideration other than a beneficial interest in the transferred assets.  The statement evaluates control using three principal criteria (Paragraph 9 a,b,c):

•                  Legal isolation of the financial assets from the transferor (seller);

•                  The ability of the transferee (investor) to pledge or sell the assets; and

•                  The absence of a right or obligation of the transferor to repurchase the financial assets.

Analysis of the securitization terms and structure provide for the following:

•                  A true sale opinion was obtained for both transfers of the securitization.

•                  AFC, the Qualified Special Purpose Entity or QSPE, is distinct from the Company and TRS RAL LLC.

•                  There were no restrictions on AFC’s or TRS RAL LLC’s rights as the holder to pledge or sell the assets.

•                  Parties unrelated to the originator or TRS RAL LLC held at least 10% of its beneficial interests.

•                  The transferor, TRS RAL LLC, could not unilaterally dissolve the QSPE.

•                  Neither TRS RAL LLC nor QSPE had the obligation or right to repurchase the transferred assets.

•                  AFC and TRS RAL LLC were limited in their activities and did not have broad asset/liability management authority.

•                  AFC had no equity instruments transferred to it.

•                  There were no derivatives that related to the transferred assets.

•                  TRS RAL LLC’s activities were limited to purchasing the RAL’s and selling them to AFC.

Based upon the above facts, the Company concluded that the transaction was a true sale as defined in SFAS 140.  As such, the transfer of loan assets to AFC was treated as a sale.

Credit Loss and Recovery

Upon review of the Company’s disclosure related to the securitization, management noted a revised disclosure was warranted to better classify the components of securitization income and expense.  Credit losses and recoveries as described in the filing are actually changes in the valuation of the residual interest.  In future filings, we will correctly describe the gain on sale of RALs and the Gain/loss on the securitization residual.  We will also report “Net RAL Securitization Income” on the face of the income statement, which will be comprised of the “Gain on Sale of RALs” and “Gain/Loss on Securitization Residual”.  These revised descriptions will not cause a change in the dollar amount reported in the income statement.  By way of example, the June 30, 2006 Form 10-Q would have looked like the table labeled Detail of “Net RAL Securitization Income” on page 10 of this letter.

Future Disclosures

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In the Business Segment Composition section of our MD&A in the 9/30/2006 Form 10-Q, December 31, 2006 Form 10-K and subsequent periodic filings, so long as material, we will include a disclosure similar to the following.  By way of example, a similar disclosure provided for on page 29 of the June 30, 2006 10-Q would have read as follows.

See Footnote 12 of Item 1. “Financial Statements” for a description of the securitization that the Company utilized during the first quarter of 2006. This securitization represents the sale of a portion of the RAL portfolio to a financial institution, and except for the capital that must be allocated for the small retained interest kept by the Company, it eliminates the funding impact on the regulatory capital ratios of the Company. The net RAL securitization income, which represents the net amount of the fees from the loans, the fees paid by Republic, gain/loss on securitization residual and other costs incurred by Republic on the sold loans, is classified as non interest income under the caption “Net RAL Securitization Income.”

In the Non interest Income section of our MD&A in the 09/30/2006 Form 10-Q, December 31, 2006 Form 10-K and subsequent periodic filings, so long as material, we will include a disclosure similar to the following.  By way of example, a similar disclosure provided for on page 34 of the June 30, 2006 10-Q would have read as follows.

Net RAL Securitization Income was $2.4 million for the six months ended June 30, 2006 as the Company completed its first securitization ever of a portion of the RAL portfolio.  The majority of this income was recognized during the first quarter of the year.  A component of this amount represents a gain/loss on securitization residual in the securitization which reflects quarterly adjustments to the carrying value of this asset.  The potential exists during the remainder of the year that the Company will record additional gain/loss on securitization residual based on its fair value.   The Company believes the impact of these changes in value of the residual interest will be immaterial to the financial statements and will recognize such changes in subsequent quarters as they are realized.

Detail of Net RAL Securitization Income is as follows:

	Three Months	Three Months	Six Months
	Ended	Ended	Ended
(in thousands)	March 31, 2006	June 30, 2006	June 30, 2006
Gain on Sale of RALs	$2,022	$—	$2,022
Gain/Loss on Securitization Residual	(8)	404	396
Net RAL Securitization Income	$2,014	$404	$2,418

FINANCIAL STATEMENTS

Income Statement

The Company will change the line item in the income statement that was described as “Net Gain on Sale of RALs” to read as “Net RAL Securitization Income”.

FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the financial statement footnotes in future periodic filings as relevant, we propose to include a disclosure similar to the following:

Addition to Footnote 1 — following the Loans section

Securitization — The Company utilizes a securitization structure to fund a portion of the RALs originated during the Tax Refund Solutions tax season. The securitization consisted of a total of $206 million in loans over a four week period in January and February   The Company’s continuing involvement in loans sold into the securitization is limited to only servicing of the loans.  Compensation for servicing of the loans securitized is not contingent upon performance of the loans securitized.

Generally, from mid January to the end of February of each year, Refund Anticipation Loans which meet certain underwriting criteria related to refund amount and Earned Income Tax credit amount are classified as loans held for sale upon origination and sold into the securitization.  All other RALs originated are retained by the Company.  There are no loans held for sale as of any quarter end.  The Company retained a related residual value in the securitization which is classified as a trading asset.  On a quarterly basis, the Company adjusts the carrying amount based on its fair value.

The Company concluded that the transaction was a sale as defined in SFAS 140.  This conclusion was based on, among other things, legal isolation of assets, the ability of the purchaser to pledge or sell the assets, and the absence of a right or obligation of the Company to repurchase the financial assets.

12.    SECURITIZATION

In January 2006, the Company established a special purpose wholly owned subsidiary corporation of Republic Bank & Trust Company named TRS RAL Funding LLC (TRS RAL LLC) to securitize a portion of the RAL portfolio to an independent third party.  The Company established a two step structure to handle the sale of the assets to third party investors.  In the first step, a sale provides for, TRS RAL LLC, a Special Purpose Entity, to purchase the assets from Republic Bank and Trust Company as Originator and Servicer. TRS RAL LLC is wholly owned by the Company.  In the second step, a sale and administration agreement is entered into by and among TRS RAL LLC; a third party conduit investor and third party administrative agent, conduit agent, and committed purchaser.  TRS RAL LLC purchased the loans from the Company.  The third party conduit investor purchased all eligible loans with the Company retaining a residual interest in an over collateralization.

SEC Comment #3:

3.                                       Please provide us with your journal entries and supporting calculations for when you classified the loans as held-for-sale, securitized the loans, and recognized charge-offs and recoveries of securitized loans.

Management’s Response to Comment #3:

Set forth on the following two pages are Republic’s summary journal entries and supporting calculations related to the proposed disclosure:

Republic Bancorp, Inc.

RAL Securitization Journal Entries

(‘000s)

Loan Origination Entry:	Debit	Credit
Loans Held for Sale	$206,193
Deferred Loan Origination Costs	$1,752
Cash		$207,945

Interest Accrual from Origination until Securitization
Accrued Interest Income	$1,368
Interest Income		$1,368

Initial Residual Valuation:

Aggregate Loans Sold from TRS to Amsterdam	$206,193
RAL Fees	7,229
Total Possible Cash Flows	213,422
Anticipated loss rate	0.75%
Anticipated Cash Flows	$211,821
Debt issued by Amsterdam	(190,919)
Interest and Fees	(509)
Servicing Fees to Republic	23
Net Residual	$20,416

Securitization Entry:	Debit	Credit
Cash	$190,919
Securitization Residual	$20,416
Deferred Loan Origination Costs		$1,752
Accrued Interest Income		$1,368
Loans Held for Sale		$206,193
Gain on Sale of RALs		$2,022

Residual Cash Flows thru March 31:	Debit	Credit
Cash	$20,408
Securtization Residual		$20,408

March 31 Valuation:
Total Receivable	$1,608
Applied loss rate	100.00%
Anticipated Cash Flows	—
Securitization Residual - Balance	8
Residual Adj - Increase (Decrease)	(8)

March 31 Valuation Adjustment:	Debit	Credit
Gain/Loss on Securitization Residual	$8
Securitization Residual		$8

Q2 Recovery:	Debit	Credit
Cash	$404
Securitization Residual - Gain/Loss		$404

*              *              *              *              *

Requested Acknowledgement

Republic Bancorp, Inc. acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 560-8628 if you have any questions.

Sincerely,

/s/ Kevin Sipes

Kevin Sipes

Executive Vice President & CFO

Copy to Ms. Joyce Sweeney

Republic Bancorp, Inc.
Analysis of Overdraft Income Reclass
As of September 30, 2006

ATTACHMENT A

All data reflected is Continuing Operations
								12 Mos	12 Mos	12 Mos
Net Interest Income	1Q06	2Q06	3Q06 (1)	1Q05	2Q05	3Q05	4Q05	2005	2004	2003

Net interest income as previously presented	24,764	20,362	20,164	26,495	18,967	19,087	19,433	83,982	77,887	75,000
Reclass from non interest income	450	526	527	333	408	460	464	1,665	1,504	1,275
Net interest income current presentation	25,214	20,888	20,691	26,828	19,375	19,547	19,897	85,647	79,391	76,275

% Change from same period previous year (Previous Presentation)	-6.5%	7.4%	5.6%	N/A	N/A	N/A	N/A	7.8%	3.8%	N/A
% Change from same period previous year (Current Presentation)	-6.0%	7.8%	5.9%	N/A	N/A	N/A	N/A	7.9%	4.1%	N/A

Net interest spread as previously presented	3.19%	2.46%	2.36%	3.83%	2.62%	2.56%	2.49%	2.87%	3.21%	3.75%
Net interest spread current presentation	3.25%	2.55%	2.43%	3.88%	2.69%	2.63%	2.56%	2.94%	3.28%	3.82%

% Change from same period previous year (Previous Presentation)	-16.7%	-6.1%	-7.8%	N/A	N/A	N/A	N/A	-10.6%	-14.4%	N/A
% Change from same period previous year (Current Presentation)	-16.2%	-5.2%	-7.6%	N/A	N/A	N/A	N/A	-10.4%	-14.1%	N/A

Net interest margin as previously presented	3.76%	3.06%	2.97%	4.26%	3.08%	3.06%	3.01%	3.35%	3.58%	4.15%
Net interest margin current presentation	3.83%	3.14%	3.05%	4.31%	3.15%	3.14%	3.08%	3.42%	3.65%	4.22%

% Change from same period previous year (Previous Presentation)	-11.7%	-0.6%	-2.9%	N/A	N/A	N/A	N/A	-6.4%	-13.7%	N/A
% Change from same period previous year (Current Presentation)	-11.1%	-0.3%	-2.9%	N/A	N/A	N/A	N/A	-6.3%	-13.5%	N/A

								12 Mos	12 Mos	12 Mos
Non Interest Income	1Q06	2Q06	3Q06 (1)	1Q05	2Q05	3Q05	4Q05	2005	2004	2003

Service charges on deposit, as previously presented	4,113	4,615	4,818	3,262	3,793	4,142	4,319	15,516	13,421	10,634
Reclass	(450)	(526)	(527)	(333)	(408)	(460)	(464)	(1,665)	(1,504)	(1,275)
Service charges on deposit, as currently presented	3,663	4,089	4,291	2,929	3,385	3,682	3,855	13,851	11,917	9,359

% Change from same period previous year (Previous Presentation)	26.1%	21.7%	16.3%	N/A	N/A	N/A	N/A	15.6%	26.2%	N/A
% Change from same period previous year (Current Presentation)	25.1%	20.8%	16.5%	N/A	N/A	N/A	N/A	16.2%	27.3%	N/A

Total non interest income, as previously presented	11,423	7,701	7,128	10,345	6,893	6,557	6,677	30,472	27,155	30,535
Reclass	(450)	(526)	(527)	(333)	(408)	(460)	(464)	(1,665)	(1,504)	(1,275)
Total non interest income, as currently presented	10,973	7,175	6,601	10,012	6,485	6,097	6,213	28,807	25,651	29,260

% Change from same period previous year (Previous Presentation)	10.4%	11.7%	8.7%	N/A	N/A	N/A	N/A	12.2%	-11.1%	N/A
% Change from same period previous year (Current Presentation)	9.6%	10.6%	8.3%	N/A	N/A	N/A	N/A	12.3%	-12.3%	N/A

(1)                Included for comparative purposes, amounts have not been previously presented.